UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

M&I Retirement Program

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

Financial Statement and Exhibits

(a)	Financial Statements:

M&I Retirement Program

Report of Independent Registered Public Accounting Firm.

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007.

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008.

Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2008.

Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4a – Delinquent Participant Contributions for the Year Ended December 31, 2008.

(b)	Exhibits:

	23	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

M&I Retirement Program
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedules as of and for the year ended December 31, 2008, and Report of Independent Registered Public Accounting Firm

M&I RETIREMENT PROGRAM

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007	4-16

SUPPLEMENTAL SCHEDULES	17

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	18

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2008	19

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
M&I Retirement Program:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Milwaukee, Wisconsin
May 29, 2009

M&I RETIREMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments — at fair value:
Interest in Master Trusts	$286,233,611	$467,569,572
Investments	366,364,636	508,181,161
Loans to participants	11,023	97,649

Total investments	652,609,270	975,848,382

Receivables:
Employee contributions	1,032,118	1,149,419
Employer contributions — net of forfeitures of $1,002,667 and $1,096,339, respectively	36,247,600	40,979,538
Accrued income	618,406	513,324

Total receivables	37,898,124	42,642,281

Total assets	690,507,394	1,018,490,663

LIABILITIES — Payables for pending trades	906,552	1,080,886

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	689,600,842	1,017,409,777

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4,735,264	1,045,281

NET ASSETS AVAILABLE FOR BENEFITS	$694,336,106	$1,018,455,058

See notes to financial statements.

M&I RETIREMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CONTRIBUTIONS:
Participants	$32,095,569	$51,285,674
Employer	36,250,238	60,158,273
Participant rollovers	1,917,146	4,760,296

Total contributions	70,262,953	116,204,243

INVESTMENT LOSS:
Loss from Interests in Master Trusts	(177,688,297)	(80,492,780)
Net (depreciation) appreciation in fair value of investments	(160,522,748)	48,599,259
Dividends	7,219,132	8,908,051
Interest	3,420,259	4,882,366

Net investment loss	(327,571,654)	(18,103,104)

DEDUCTIONS:
Benefits paid to participants	(66,577,546)	(111,825,071)
Administrative expenses	(37,500)	(20,000)

Total deductions	(66,615,046)	(111,845,071)

TRANSFERS OUT DUE TO PLAN CHANGES (Note 1)	(195,205)	(558,895,151)

TRANSFERS IN DUE TO PLAN MERGERS (Note 1)	-	13,332,430

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(324,118,952)	(559,306,653)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,018,455,058	1,577,761,711

End of year	$694,336,106	$1,018,455,058

See notes to financial statements.

M&I RETIREMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The M&I Retirement Program (the “Plan”) is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and the Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

Plan Transfer and Mergers — On November 1, 2007, the Corporation and its wholly owned subsidiary, Metavante, completed a series of transactions culminating in the creation of two separately traded public companies. As a result, Plan balances accruing to those participants continuing their employment with the new Metavante Company were transferred to the new Metavante Retirement Program (the Metavante Plan). Effective November 1, 2007, cash and assets of $558,895,151 were transferred from the Plan to the Metavante Plan.  During 2008 final plan transfers from the Plan to the Metavante Plan were completed in the amount of $195,205.

On July 1, 2007, the Corporation completed the acquisition of Excel Bank Corporation (“Excel”). All participants in the Excel 401(k) and Employee Stock Ownership Plans (“Excel Plans”) became 100% vested as of that date. Effective August 1, 2007 and September 4, 2007, the assets of the Excel Plans were merged into the Plan. Assets merged into the Plan were $9,458,213.

On September 1, 2006, the Corporation completed the acquisition of Vicor, Inc. All participants in the Vicor, Inc. 401(k) Profit Sharing Plan & Trust (“Vicor Plan”) became 100% vested as of that date. Effective March 1, 2007, the assets of the Vicor Plan were merged into the Plan. Assets merged into the Plan were $3,874,217.

Eligibility — All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, are eligible to receive employer profit sharing contributions, excluding interns, co-op and in-roads employees.  Eligible employees may elect to make deferrals upon the date of hire.

Contributions — Upon election to participate, the participant designates under a salary reduction agreement the amount of the pre-tax annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Service (IRS) limitations. Employees may change the amount of the pre-tax annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make 401(k) catch-up contributions, subject to IRS limitations. The Corporation will make a guaranteed matching contribution of 50%, up to a maximum of 6% of the participant’s compensation, following one year of service. Effective beginning in the 2006 plan year, participants can elect to make post-tax contributions to the Plan through Roth 401(k) contributions.

Corporation profit sharing contributions consist of both guaranteed and discretionary contributions.  Percentages that are discretionary are determined by the Board of Directors on an annual basis. The Corporation made profit sharing contributions of 2% guaranteed, 4% discretionary and 2% guaranteed, 6% discretionary of eligible compensation during the years ended December 31, 2008 and 2007, respectively.

Vesting — All employee contributions and Corporation matching contributions and related income are fully vested at all times. Corporation profit sharing contributions for the years ended December 31, 2008 and 2007, vest at the earliest of the following dates:

a.	The dates the participant completes years of vesting service, as defined by the Plan in the following table.

Years of Vested Service	Vested

Less than 2	-%
2	20
3	40
4	60
5	100

b.	The date of the participant’s death while employed by the Corporation and subsidiaries.

c.	The date of participant’s attainment of age 65 or earlier disability.

d.
The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the Corporation at a time when the participant is employed by the Corporation or by a subsidiary.

e.	The date the participant’s employment terminates due to reduction in force.

Corporation profit sharing contributions for years prior to 2007 vest on the earliest of the date the participant completing 5 years of vesting service, the participants death, the participants attainment of age 65 or earlier disability, the date of termination of the plan, or the date the participant’s employment terminates due to a reduction in force

Benefit Payments — Upon termination, death, retirement, in the event of disability, as defined or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment (excluding profit sharing for any hardship withdrawal). Participants who are 59 1/2 or older may take in-service pre-tax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — The Plan does not offer loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. (See Note 8).

Investment Options — Participants may direct their pre-tax 401(k), match, Roth 401(k), rollover and Corporation profit sharing contributions and any related earnings thereon into twenty-one investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.  Participants who are invested in the Metavante Stock Fund are able to diversify their investment out of the fund, but are not able to direct new contributions into it.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions — Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

Investment Valuation- All investments are stated at fair value, except for the M&I Stable Principal Fund (the “Stable Principal Fund”) whose investments include synthetic and traditional guaranteed investment contracts (GIC’s) which meet the definition of fully benefit-responsive under SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, as amended by FASB Staff Position AAGINV and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined –Contribution Health and Welfare and Pension Plans.  Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals.  Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts.   The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Income Recognition - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The statement of changes in net assets available for benefits reflects income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit-responsive.

Administrative Expenses — Trustee fees were paid by the Corporation. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2008 and 2007.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2008 and 2007.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, equity securities and a common collective fund that holds synthetic and traditional GIC’s. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements.  Synthetic and traditional GIC’s, which meet the definition of fully benefit-responsive, are carried at contact value.  If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008 the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides enhanced guidance for measuring fair value.  The standard generally applies whenever other standards require or permit assets or liabilities to be measured at fair value.  Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.  The standard does not expand the use of fair value in any new circumstances.

In October 2008, the Financial Accounting Standards Board (“FASB”) issued FSP No. FAS 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.  FSP 157-3 clarifies, but does not change, the application of existing principles in SFAS 157, in a market that is not active and provides an example to illustrate key considerations for determining the fair value of a financial asset when either relevant observable inputs do not exist or available observable inputs are in a market that is not active.  FSP 157-3 was effective upon issuance and the effect of adoption was not significant.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining When the Volume and Level of Activity for an Asset or Liability have Substantially Decreased and Identifying Transactions That Are Not Orderly.  The FSP clarifies but does not change the fair value existing principles in FAS 157.  FSP 157-4 is effective for the plan on January 1, 2010.  The impact of the FSP on the Plan is not expected to be significant.

Fair-Value Hierarchy - SFAS 157 establishes a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value.  A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels are described below.

Level 1- Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.  Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value - Following is a description of the valuation methodologies used for measuring the fair value of investments.

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets (mutual funds and common stock) owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The fair values of the underlying assets are based on quoted prices in active markets for identical assets and classified within level 1 of the valuation hierarchy (see Note 5).

Investments —Mutual Funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Stable Principal Fund is primarily invested in traditional and synthetic GICs, interests in a securities lending collateral fund and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt obligations underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or complied modeled prices from various sources.  These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments.  Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.   The fair values of the traditional GIC’s are determined using a discounted cash flow model.  The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008, with the Trustee, and one as of November 30, 2008, with the Corporation. The CSAs were necessary due to volatility in the fixed income securities markets, which the Trustee believes is liquidity-driven. The Trustee’s CSA requires the Trustee to contribute up to $30 million in capital to the Stable Principal Fund if the retention or disposition of interests in the securities lending collateral fund held by the Stable Principal Fund cause a loss that would otherwise prevent the Stable Principal

Fund from valuing assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The Corporation’s CSA requires the Corporation to contribute up to $60 million of capital to the Stable Principal Fund in the same circumstances, but the Corporation’s obligation would only be triggered upon the exhaustion of the Trustee’s capital support under its CSA. Both CSAs’ initial terms ended on December 31, 2008, and both were renewed under their terms, which provide for three month renewals with all the significant terms, including maximum contribution limits, remaining unchanged. To date, no capital contributions have been required under either CSA. The fair value of the capital support agreements provided to the Stable Value Fund by the Corporation and the Trustee is generally the intrinsic value of the guarantee and represents approximately 40% of the aggregate CSA’s contractual limit.

The fair value of the Stable Value Fund is classified as level 2 of the fair valuation hierarchy.

Loans to Participants — Participant loans are valued at unpaid principal amounts, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Investments held outside of the Master Trusts stated at fair value on a recurring basis are categorized in their entirety in the table below based upon the lowest level of significant input to the valuations as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	TOTALS

Investments:
Mutual Funds	$277,564,086			$277,564,086
Stable Value Fund		$88,800,550		88,800,550
Loans to Participants			$11,023	11,023

TOTAL	$277,564,086	$88,800,550	$11,023	$366,375,659

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the year ended December 31, 2008

Loans to Participants

Balance at January 1, 2008	$97,649

Payments	(86,626)

Balance at December 31, 2008	$11,023

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007

Marshall Intermediate Bond Fund*	$47,901,165	$58,338,564
Marshall Large Cap Growth & Income Fund*	38,717,960	68,790,723
M&I Master Trust — Growth Balanced Fund*	63,933,576	89,757,590
M&I Master Trust — Aggressive Stock Fund*	46,581,134	79,169,377
Vanguard Institutional Index Fund	64,388,474	104,725,652
M&I Stable Principal Fund*	88,800,550	76,826,585
M&I Master Trust — M&I Stock Fund*	105,123,262	191,934,951
M&I Master Trust — Metavante Stock Fund	-	54,853,218

* Represents party-in-interest.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Mutual funds	$(160,522,748)	$48,599,259

Net (depreciation) appreciation in fair value of investments	$(160,522,748)	$48,599,259

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the NYCE 401(k) Plan, North Star Financial Corporation 401k Plan, and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Effective November 1, 2007, the NYCE 401(k) Plan exited the trusts in conjunction with the separation of the Corporation and Metavante. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2008 and 2007, respectively, are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$46,731,143	$79,471,498

Net assets of the M&I Master Trust — Aggressive Stock Fund	$46,731,143	$79,471,498

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$46,581,134	$79,169,377

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	99.68%	99.62%

Dividend and interest income	$742,528	$888,082
Net (depreciation) appreciation in the fair value of investments — mutual funds	(34,058,946)	11,358,201

Total M&I Master Trust — Aggressive Stock Fund (loss) income	$(33,316,418)	$12,246,283

M&I Master Trust — Growth Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$64,314,340	$90,305,498

Net assets of the M&I Master Trust — Growth Balanced Fund	$64,314,340	$90,305,498

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$63,933,576	$89,757,590

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	99.41%	99.39%

Dividend and interest income	$2,222,653	$3,043,328
Net (depreciation) appreciation in the fair value of investments — mutual funds	(27,934,492)	7,437,627

Total M&I Master Trust — Growth Balanced Fund (loss) income	$(25,711,839)	$10,480,955

M&I Master Trust — Aggressive Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$12,135,976	$18,199,895

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$12,135,976	$18,199,895

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$12,104,450	$18,144,471

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	99.74%	99.70%

Dividend and interest income	$306,973	$359,439
Net (depreciation) appreciation in the fair value of investments — mutual funds	(7,043,994)	1,451,322

Total M&I Master Trust — Aggressive Balanced Fund (loss) income	$(6,737,021)	$1,810,761

M&I Master Trust — Moderate Balanced Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$8,296,963	$9,751,289

Net assets of the M&I Master Trust — Moderate Balanced Fund	$8,296,963	$9,751,289

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$8,199,452	$9,602,687

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	98.82%	98.48%

Dividend and interest income	$337,690	$361,399

Total M&I Master Trust — Moderate Balanced Fund (loss) income	$337,689	$361,398

M&I Master Trust — Diversified Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — mutual funds	$16,552,186	$24,236,217

Net assets of the M&I Master Trust — Diversified Stock Fund	$16,552,186	$24,236,217

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$16,476,766	$24,107,278

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	99.54%	99.47%

Dividend and interest income	$306,185	$318,881
Net (depreciation) appreciation in the fair value of investments — mutual funds	(10,323,362)	2,027,564

Total M&I Master Trust — Diversified Stock Fund (loss) income	$(10,017,177)	$2,346,445

M&I Master Trust — Metavante Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — common stock	$33,821,614	$54,882,646

Net assets of the M&I Master Trust — Metavante Stock Fund	$33,821,614	$54,882,646

Plan’s interest in net assets of the M&I Master Trust — Metavante Stock Fund	$33,814,971	$54,853,218

Plan’s interest in M&I Master Trust — Metavante Stock Fund as a percentage of the total	99.98%	99.95%

Dividend and interest income	$10,177	$3,907
Net (depreciation) appreciation in the fair value of investments - common stock	(15,912,545)	77,851,991

Total M&I Master Trust - Metavante Stock Fund (loss) income	$(15,902,368)	$77,855,898

M&I Master Trust — M&I Stock Fund

	2008	2007

Investments — whose fair value is determined based on quoted market prices — common stock	$105,201,398	$192,036,571

Net assets of the M&I Master Trust — M&I Stock Fund	$105,201,398	$192,036,571

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$105,123,262	$191,934,951

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	99.93%	99.95%

Dividend and interest income	$9,589,619	$11,158,319
Net (depreciation) in the fair value of investments — common stock	(93,929,990)	(196,568,499)

Total M&I Master Trust — M&I Stock Fund (loss) income	$(84,340,371)	$(185,410,180)

At December 31, 2008 and 2007, the M&I Master Trust — M&I Stock Fund held 7,594,666 and 7,125,843 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $97,442,581 and $88,432,538, respectively. During the year ended December 31, 2008 and 2007, the M&I Master Trust — M&I Stock Fund recorded dividend income of $9,529,997 and $11,075,737 respectively.

6.	FEDERAL INCOME TAX STATUS

The Plan has obtained a determination letter from the IRS dated December 20, 2005, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee, as well as common stock of the Corporation. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8.	LOANS TO PARTICIPANTS

The Plan does not offer loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rate was based on prevailing market conditions at the time the loans were made and are fixed over the life of the note. Interest rates on participant loans ranged from 5.0% to 6.0% at December 31, 2008, and 4.0% to 9.5% at December 31, 2007.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007, and for the years then ended are as follows:

	2008	2007

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$694,336,106	$1,018,455,058
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(4,735,264)	(1,045,281)

Net assets available for benefits per the Form 5500 — at fair value	$689,600,842	$1,017,409,777

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(324,118,952)	$(559,306,653)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,689,983)	193,009

Net loss per Form 5500	$(327,808,935)	$(559,113,644)

10.	FORFEITURES

Forfeited nonvested accounts are used to reduce Corporation contributions. All forfeitures of $1,002,667 and $1,096,339 were used to reduce Corporation contributions during 2008 and 2007, respectively. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

11.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

12.	SUBSEQUENT EVENT

On January 2, 2008, the Corporation completed the acquisition of First Indiana Corporation. Actively employed participants in the First Indiana Corporation 401 (k) Plan became 100% vested as of that date, and all future participant and employer matching contributions ceased.  Effective March 2, 2009 the assets of the First Indiana Corporation 401(k) Plan were merged into the Plan.  Assets merged into the Plan were $7,354,317.

******

SUPPLEMENTAL SCHEDULES

M&I RETIREMENT PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

Cash		$89,057
Marshall Intermediate Bond Fund*	Registered Investment Company	47,901,165
Marshall Mid-Cap Growth Fund*	Registered Investment Company	23,961,324
Marshall Mid-Cap Value Fund*	Registered Investment Company	9,001,641
Marshall Large Cap Growth & Income Fund*	Registered Investment Company	38,717,960
Marshall Large Cap Value Fund*	Registered Investment Company	13,678,603
Marshall International Stock Fund*	Registered Investment Company	20,738,615
M&I Master Trust — Growth Balanced Fund*	Master Trust	63,933,576
M&I Master Trust — Moderate Balanced Fund*	Master Trust	8,199,452
M&I Master Trust — Aggressive Balanced Fund*	Master Trust	12,104,450
M&I Master Trust — Aggressive Stock Fund*	Master Trust	46,581,134
M&I Master Trust — Diversified Stock Fund*	Master Trust	16,476,766
Vanguard Institutional Index Fund	Registered Investment Company	64,388,474
Vanguard Mid-Cap Index Fund	Registered Investment Company	1,377,398
TCW Small-Cap Growth Fund	Registered Investment Company	11,288,445
Harbor Funds International Fund	Registered Investment Company	2,097,508
PIMCO Total Return Fund	Registered Investment Company	5,401,274
Davis Venture	Registered Investment Company	18,058,643
T Rowe Price Growth	Registered Investment Company	8,987,340
M&I Stable Principal Fund*	Common Collective Fund	88,800,550
Goldman Sachs Small-Cap Value Fund	Registered Investment Company	11,867,773
M&I Master Trust — Metavante Stock Fund	Master Trust	33,814,971
M&I Master Trust — M&I Stock Fund*	Master Trust	105,123,262
Various Participants*	Participant Loans (at interest rates of 5.0%–6.0%)	11,023
M&I Corporation Common Stock*	Common Stock	6,383
Other	Various	2,483

		$652,609,270
* Represents a party-in-interest.

M&I RETIREMENT PROGRAM

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions	Amount

M&I Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$108

		Participant contributions for various payrolls were deposited on June 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&I RETIREMENT PROGRAM

/s/ Paul J. Renard

Paul J. Renard Senior Vice President, Director of Human Resources of Marshall & Ilsley Corporation and a Member of the Committee of the M&I Retirement Program

Date: June 23, 2009